October 27, 2006

Elizabeth O'Connell, Chief Financial Officer
Churchill Ventures Ltd.
50 Revolutionary Road
Scarborough, NY 10510

> **Re:** **Churchill Ventures Ltd.**
> **Amended Registration Statement on Form S-1**
> **File No. 333-135741**
> **Filed October 6, 2006**

Dear Ms. O'Connell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to prior comment ten from our letter dated October 4, 2006 that the company will not propose a business combination that reduces below 20% the maximum number of conversion rights, while noting that the company is not legally precluded from doing so by its certificate of incorporation. Clarify, if true, that you consider this requirement as an obligation to its shareholders.

2. We note the disclosure on page 15 that if Churchill Capital Partners LLC is unable to pay costs and expenses of dissolution, then the named individuals have agreed to pay such costs. Please file this agreement as an exhibit.

3.   We reissue prior comment 14 from our letter dated October 4, 2006. We continue to note that Churchill Capital Partners has agreed to pay the costs of dissolution and liquidation if sufficient funds are not available outside the trust. Please disclose all steps the company has taken to confirm that Churchill Capital Partners has funds sufficient to satisfy their obligations with respect to ensuring these costs are paid. We note that Churchill Capital Partners "does not conduct any business other than serving as a holding company for the securities issued by us that are beneficially owned by these officers and directors and to provide administrative services to us."

Risk Factors, page 17

4.   We reissue prior comment 12 from our letter dated October 4, 2006. We continue to note the reference to liability "likely" extending beyond the three years on page 22. Revise disclosure throughout the prospectus.

5.   We reissue prior comment 15 from our letter dated October 4, 2006. Revise the disclosure in risk factor five to clearly state those claims that are covered by the indemnification agreement and those claims that would not be subject to indemnification. Explain in greater detail the claims that would not be vendor claims and thus would not fall within the indemnification.

6.   We also note disclosure throughout the document that the named parties would be "personally liable" for claims that would reduce the trust proceeds. In the appropriate sections, please revise to clarify the responsibility of the company to bring actions against the named parties if they either assert that they are not able to cover the expenses that would deplete the trust proceeds or that they are not liable under the indemnification.

7.   We note your response to prior comment 17 from our letter dated October 4, 2006 that the warrant agreement reflects the fact that the sponsor warrants will not be entitled to exercise such warrants unless the IPO warrants are not currently exercisable and that this is found in the warrant agreement with the IPO shareholders. Please explain how this is a legally binding requirement of the holders of sponsor warrants. Will the warrant purchase agreement contain a similar limitation? We may have further comment.

8.   We reissue prior comment 19 from our letter dated October 4, 2006. Please explain the statement that you expect most of your officers and directors to remain associated with the company following a business combination but that they do not intend to assume day to day management. Clarify their focus on strategic and transactional activities. For example, is it the plan of the company to purchase additional target businesses following completion of the initial target business? Do these individuals plan on providing consulting

services? Specifically name those individuals that intend to remain associated with the company following a business combination. Lastly, clarify the last sentence of this risk factor to clarify that the ability to remain with the company will be a factor in determining whether the company will proceed with a particular transaction. Revise similar disclosure on page 67.

Proposed Business, page 41

9.   We note the statement on page 48 that you intend to "target financially stable companies or companies that are not in the development stage, although in exceptional cases we may complete a business combination with a company that does not meet such criteria." Please reconcile with the disclosure in risk factor nine that you plan to favor underperforming companies and the resultant risks.

10.   On page 52, we note the disclosure that your board will determine the fair market value of any target. Please clarify if management will be able to hire third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding valuation of the target.

11.   Please revise to further elaborate on the 80% requirement associated with any business combination. Revise to clarify if the value will be based on that of the company or of the actual interest to be acquired by you. For instance, if a target is worth 90% percent of your trust, but you are only able acquire 51% of such target using most of your trust proceeds, will you determine if you have satisfied the 80% requirement based on the value of the full target or the value of the actual interest you have acquired? Alternatively, if utilize a shared exchange in your combination which results you only owning 35% of the company, do you determine satisfaction of the 80% requirement based on the full value of the target or just the 35% ownership that all of your then current shareholders will obtain in the resulting company?

12.   We note the statement that your existing shareholders and members of management have advised a number of their contacts that a pool of capital is being raised and that you intend to seek an acquisition after the consummation of this offering. Provide a more detailed discussion of this contact. Clarify the parties contacted and clearly state the communications between the parties. Clarify whether based upon such conversations, any of these parties have been searching for potential target businesses for the company. We may have further comment.

Shares Eligible for Future Sale, page 71

13.   We reissue prior comment 34 from our letter dated October 4, 2006. Please explain the basis for the statement that "none of those shares will be eligible for sale under Rule 144 prior to July 6, 2007" in light of the position stated in the Ken Worm letter that Rule 144 would not be available for these individuals because they are statutory underwriters.

Underwriting, page 73

14.   We reissue prior comment 35 from our letter dated October 4, 2006. Please revise, if true, to clarify that once the shares are purchased by the underwriters from the company and the underwriter is selling to the public the public offering price and other selling terms may be changed.

Recent Sales of Unregistered Securities, page II-4

15.   Disclose the facts supporting the reliance upon the exemptions for each transaction.

Exhibits

16.   We note that the legality opinion assumes the warrant agreement is a legal and binding obligation of the warrant agent. This would appear to be part of the legal opinion regarding the warrants. Please remove this assumption.

17.   We note the statement beginning "except to the extent that such a Chosen-Law Provision…." Provide the applicable sections of New York law, and provide a legal analysis of the consequences of the provision of the opinion and whether such provision is consistent with the requirements of Item 601 of Regulation S-K or remove.

Other

18.   Please provide a current consent of the independent accountants in any amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Steven Brown, Esq.
        Fax: (212) 371-5500